Adamis Pharmaceuticals Corporation

11682 El Camino Real, Suite 300

San Diego, CA 92130

September 16, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Adamis Pharmaceuticals Corporation

Registration Statement on Form S-3

File No. 333-267365

To the addressees set forth above:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Adamis Pharmaceuticals Corporation, respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on September 19, 2022, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Teri O’Brien, Esq. of Latham & Watkins LLP at (858) 523-5410. Thank you for your assistance and cooperation in this matter.

Very truly yours,

ADAMIS PHARMACEUTICALS CORPORATION

By: /s/ David J. Marguglio

        David J. Marguglio

        Chief Executive Officer

cc:     Teri O’Brien, Latham & Watkins LLP